Via Facsimile and U.S. Mail
Mail Stop 4720

July 23, 2009

Timothy G. Frommeyer
Senior Vice President and Chief Financial Officer
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, OH 43215

Re: Nationwide Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File Number: 001-12785

Dear Mr. Frommeyer:

We have reviewed your June 19, 2009 response to our June 5, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Sales, page 41

1. Please refer your response to prior comment one as it relates to the use of the term
   "sales". It appears that the measure represents "adjusted statutory premiums and
   deposits". Revise your disclosure to use this term or another similar or similarly
   titled measure commonly used in the insurance industry that would be more
   descriptive. Also, we repeat our request from our prior comment for you to include in
   your disclosure a reconciliation that starts with the amount of premiums and deposits
   as recognized by statutory accounting practices and provides the quantified line items

that adjust the premium and deposits amount to arrive at "sales" for each period presented. Please revise your disclosure, accordingly.

Notes to Consolidated Financial Statements
Note 6. Investments, page F-40

2. In your response to prior comment four you included the weighted average percentage of fair value to cost for the non-investment grade securities. Please tell us in what filing you will start providing this information.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant